SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file numbers: 0-23876 and 1-03439

ST. LAURENT PAPERBOARD HOURLY SAVINGS PLAN

SMURFIT-STONE CONTAINER CORPORATION SAVINGS PLAN

JEFFERSON SMURFIT CORPORATION HOURLY SAVINGS PLAN

SMURFIT-STONE CONTAINER CORPORATION HOURLY SAVINGS PLAN

(Full title of the plans)

SMURFIT-STONE CONTAINER CORPORATION

150 North Michigan Avenue

Chicago, Illinois 60601

(Name of issuer of the securities held pursuant to the plans and address of its principal executive office)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Smurfit-Stone Container Corporation Savings Plan

Years Ended December 31, 2004 and 2003

Smurfit-Stone Container Corporation Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

The Administrative Committee

Smurfit-Stone Container Corporation

    Retirement Plans

We have audited the accompanying statements of net assets available for benefits of Smurfit-Stone Container Corporation Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                    /s/ Ernst & Young LLP

St. Louis, Missouri

May 27, 2005

Smurfit-Stone Container Corporation Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Investments, at fair value	$833,950,865	$722,518,155
Guaranteed investment contracts, at contract value	—	44,371,852
Cash	186,898	2,145,458
Employee contribution receivable	1,086,349	47,275
Employer contribution receivable	3,459,330	3,520,170

Net assets available for benefits	$838,683,442	$772,602,910

See accompanying notes.

Smurfit-Stone Container Corporation Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2004	2003
Additions
Interest and dividends	$18,578,584	$13,627,391
Transfer of participant accounts from affiliated plan	1,960,773	190,785

Contributions:
Employees	38,901,391	38,374,988
Employer	15,909,223	16,940,060

Total additions	75,349,971	69,133,224

Deductions
Withdrawals by participants	(72,227,174)	(43,372,257)
Administration expenses	(69,057)	(57,047)

Total deductions	(72,296,231)	(43,429,304)

Net realized and unrealized appreciation in fair value of investments	63,026,792	115,927,594

Net increase	66,080,532	141,631,514

Net assets available for benefits:
Beginning of year	772,602,910	630,971,396

End of year	$838,683,442	$772,602,910

See accompanying notes.

Smurfit-Stone Container Corporation Savings Plan

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

The following description of the Smurfit-Stone Container Corporation Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. On November 1, 2004, the plan sponsor, Jefferson Smurfit Corporation (U.S.) was merged into Stone Container Corporation. The name of the surviving entity was changed to Smurfit-Stone Container Enterprises, Inc. (the Company) and became the plan sponsor. Also, because of the merger, the EIN changed from 36-2659288 to 36-2041256. The plan name and plan number remain unchanged. The Company is a wholly owned subsidiary of Smurfit-Stone Container Corporation (SSCC).

General

The Plan is a defined contribution plan covering employees of the Company and its adopting subsidiaries and affiliates except for (1) those employees covered by a collective bargaining agreement which provides for retirement benefits, (2) nonresident aliens, and (3) substantially all hourly employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute on a pretax basis from 1% to 40% of eligible compensation (prior to January 1, 2004, from 1% to 20%) as defined by the Plan. Participants may also contribute amounts on an after-tax basis with a combined limit up to 40%. The Company makes matching contributions up to the lesser of 70% of the first 6% of eligible compensation deferred by a participant or half of the elective contribution limit. Employer contributions are made in the form of cash invested in SSCC common stock. All employer contributions may be exchanged into investment options desired by the participant. All contributions are subject to applicable limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contribution, and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Smurfit-Stone Container Corporation Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Forfeitures

Forfeitures of non-vested amounts are used to offset employer contributions. At December 31, 2004, the Company had approximately $763,499 in forfeitures which will be used to offset future employer contributions. During 2004, $279,471 of forfeitures were used to reduce employer contributions.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of service, vesting in 20% of the employer match each year.

Investment Options

Upon enrollment in the Plan, the participant may direct contributions into various trusteed mutual funds or SSCC common stock. All participant contributions are participant-directed. The employer matching contributions and any specifically directed employee contributions are invested in the SSCC Common Stock Fund. Effective July 1, 2002, all employer contributions may be exchanged into investment options desired by the participant. Certain employees have a portion of their investment held in the Exxon Mobil Corporation Common Stock Fund. Contributions are no longer permitted into this fund.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, excluding Company matching contributions. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms range from 1 year to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

Smurfit-Stone Container Corporation Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Distributions

The balance in a participant’s account is distributable upon termination of the participant’s employment for any reason, including death, retirement, permanent disability, resignation, or dismissal. The distribution will be made in the form of either a lump-sum payment or installment payments. Participant balances in the SSCC Company Stock Fund or Exxon Mobil Corporation Common Stock Fund are distributable in shares of common stock or cash, at the participant’s election. All other distributions are in cash. Inactive participants who have attained the age of 70 1/2 receive distributions in accordance with the Internal Revenue Service (IRS) minimum required distribution rules.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are reported on the accrual basis of accounting.

Investment Valuation and Income Recognition

The investments of the Plan in mutual funds are valued at fair value as determined by the trustee based upon quoted market prices. Common stock is based on closing stock prices on national stock exchanges. Participant loans are valued at cost, which approximates market. Frozen Fixed Income Fund value equals contract value or cost plus accrued interest, which approximates fair value.

Dividend income is accrued on the ex-dividend date.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

Smurfit-Stone Container Corporation Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Administrative Expenses

Legal expenses are paid by the Company, and other administrative expenses are paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Withdrawals

Withdrawals are recorded when paid.

3. Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31
	2004	2003
SSCC Common Stock Fund (6,335,046 and 7,081,650 shares of common stock)	$118,338,776	$131,506,240
Exxon Mobil Corporation Common Stock Fund (1,535,054 and 1,830,839 shares of common stock)	78,686,875	75,065,331
T. Rowe Price Frozen Fixed Income Fund (0 and 44,371,851 shares of mutual fund)	—	44,371,852
T. Rowe Price Equity Income Fund (5,083,040 and 5,145,233 shares of mutual fund)	135,158,047	124,308,833
T. Rowe Price Personal Strategy Balanced Fund (3,300,303 and 3,246,084 shares of mutual fund)	60,032,509	53,625,300
T. Rowe Price Blended Stable Value Fund (142,645,762 and 93,516,940 shares of mutual fund)	142,645,763	93,516,940
T. Rowe Price Blue Chip Growth Fund (2,357,634 and 2,421,588 shares of mutual fund)	72,898,050	68,894,188
T. Rowe Price New Horizons Fund (1,586,955 and 1,500,983 shares of mutual fund)	46,402,574	Less than 5%

Smurfit-Stone Container Corporation Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Year Ended December 31
	2004	2003
Mutual funds	$46,145,180	$80,397,257
Common stock	16,881,612	35,530,337

	$63,026,792	$115,927,594

4. Fund With Guaranteed Investment Contracts

Until December 31, 2003, the Plan had investments in the T. Rowe Price Frozen Fixed Income Fund, which held guaranteed investment contracts for the exclusive benefit of plan participants. The fund was credited with earnings on the underlying investments and charged for plan withdrawals and administrative expenses. The investment in the guaranteed investment contract fund is included in the December 31, 2003, financial statements at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses), because the underlying contracts were fully benefit-responsive. Participants directed the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Company-initiated events may have resulted in a distribution at other than contract value. There were no reserves against contract value for credit risk of the contract issuer or otherwise.

The contracts in the Frozen Fixed Income Fund expired during 2003. The balance of $44,371,852 at December 31, 2003, in the fund represented proceeds from the expired contracts. The average yield and crediting interest rate was approximately 4.27% during 2003.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

Smurfit-Stone Container Corporation Savings Plan

Notes to Financial Statements (continued)

6. Plan Tax Status

The Plan has received a determination letter from the IRS dated May 15, 2003, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Supplemental Schedule

Smurfit-Stone Container Corporation Savings Plan

EIN 36-2041256 Plan #062

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of Issuer	Description of Assets	Current Value
SSCC Common Stock Fund*	6,335,046 shares of common stock	$118,338,776
Exxon Mobil Corporation Common Stock Fund	1,535,054 shares of common stock	78,686,875
Morgan Stanley International Equity Fund	73,970 shares of mutual funds	1,552,643
T. Rowe Price Spectrum Income Fund*	1,373,943 shares of mutual funds	16,610,971
T. Rowe Price New Income Fund*	380,577 shares of mutual fund	3,467,059
T. Rowe Price Equity Income Fund*	5,083,040 shares of mutual fund	135,158,047
T. Rowe Price Personal Strategy Balanced Fund*	3,300,303 shares of mutual fund	60,032,509
T. Rowe Price New Horizons Fund*	1,586,955 shares of mutual fund	46,402,574
T. Rowe Price International Stock Fund*	1,117,646 shares of mutual fund	14,451,160
Fidelity Contra Fund	358,978 shares of mutual fund	20,368,437
Fidelity Value Fund	432,897 shares of mutual fund	30,861,245
Putnam New Opportunities Fund	463,917 shares of mutual fund	19,266,467
T. Rowe Price Blended Stable Value Fund*	142,645,762 shares of mutual fund	142,645,763
Equity Index Trust (S&P 500)	574,012 shares of mutual fund	19,614,010
T. Rowe Price Personal Strategy Income Fund*	394,305 shares of mutual fund	5,851,484
T. Rowe Price Personal Strategy Growth Fund*	519,760 shares of mutual fund	11,387,943
T. Rowe Price Summit Cash Reserves Fund*	9,415,467 shares of mutual fund	9,415,468
T. Rowe Price Small Capitalization Value Fund*	505,807 shares of mutual fund	18,047,227
T. Rowe Price Blue Chip Growth Fund*	2,357,634 shares of mutual fund	72,898,050
Participant loans*	Interest rates range from 4.08% to 10.25%, maturities through 2020	8,894,157

		$833,950,865

*	Parties-in-interest.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Smurfit-Stone Container Corporation Hourly Savings Plan

Years Ended December 31, 2004 and 2003

Smurfit-Stone Container Corporation Hourly Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

The Administrative Committee

Smurfit-Stone Container Corporation

Retirement Plans

We have audited the accompanying statements of net assets available for benefits of Smurfit-Stone Container Corporation Hourly Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

St. Louis, Missouri

May 27, 2005

1

Smurfit-Stone Container Corporation Hourly Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Investments, at fair value	$193,848,723	$155,847,301
Guaranteed investment contracts, at contract value	—	17,049,855
Cash	9,918	50,856
Employee contribution receivable	602,090	257,518
Employer contribution receivable	313,008	300,143

Net assets available for benefits	$194,773,739	$173,505,673

See accompanying notes.

2

Smurfit-Stone Container Corporation Hourly Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2004	2003
Additions:
Interest and dividends	$4,387,280	$3,140,158

Contributions:
Employees	15,239,525	14,550,370
Employer	3,699,542	3,581,690

Total additions	23,326,347	21,272,218

Deductions:
Net transfer of participants to other plan	(1,710,151)	(81,345)
Withdrawals by participants	(12,980,428)	(8,699,099)
Administrative expenses	(6,616)	(21,000)

Total deductions	(14,697,195)	(8,801,444)

Net realized and unrealized appreciation in fair value of investments	12,638,914	26,019,056

Net increase	21,268,066	38,489,830

Net assets available for benefits:
Beginning of year	173,505,673	135,015,843

End of year	$194,773,739	$173,505,673

See accompanying notes.

3

Smurfit-Stone Container Corporation Hourly Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

1. Description of the Plan

The following description of the Smurfit-Stone Container Corporation Hourly Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. On November 1, 2004, Jefferson Smurfit Corporation (U.S.) was merged into Stone Container Corporation. The name of the surviving entity was changed to Smurfit-Stone Container Enterprises, Inc. (the Company) and continues to be the plan sponsor. The EIN, plan name, and plan number all remain unchanged. The Company is a wholly owned subsidiary of Smurfit-Stone Container Corporation (SSCC).

General

The Plan is a defined contribution plan covering all eligible hourly employees of the Company and its adopting subsidiaries and affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute on a pretax basis from 1% to 25% of eligible compensation up to the maximum amount permitted by the Internal Revenue Code (the Code) and subject to the other limitations included in various supplements to the plan document.

The Company contributes, on behalf of each participant who is eligible to share in employer contributions, a matching contribution equal to a percentage of each participant’s deferred compensation, subject to various limitations outlined in supplements to the plan document. Certain locations have adopted an amendment which specifies that the employer contributions be made in the form of cash invested in SSCC common stock. For these locations, effective July 1, 2002, all employer contributions may be exchanged into investment options desired by the participant.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contribution, and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4

Smurfit-Stone Container Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of accounts plus actual earnings thereon is based on the location where the participant is employed and the locally negotiated organized labor contract, generally either immediate vesting or vesting in 20% increments after each year of service with full vesting after five years of service.

Forfeitures

Forfeitures of non-vested amounts are used to offset future employer contributions. At December 31, 2004, the Company had approximately $25,136 in forfeitures which will be used to offset future employer contributions. During 2004, $6,689 of forfeitures were used to reduce employer contributions.

Investment Options

Upon enrollment in the Plan, the participant may direct contributions into various trusteed mutual funds and SSCC common stock. All participant contributions are participant-directed. The employer matching contributions are initially invested in the SSCC Company Stock Fund and may be immediately reinvested according to participant direction, as determined by the labor contract.

Distributions

The balance in a participant’s account is distributable upon termination of the participant’s employment for any reason, including death, retirement, permanent disability, resignation, or dismissal. The distribution will be made in the form of a lump-sum payment or in two or more installments as elected by the participant. Inactive participants who have attained the age of 70 1/2 receive distributions in accordance with the Internal Revenue Service (IRS) minimum required distribution rules.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

5

Smurfit-Stone Container Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Termination

Although it has not expressed any intent to do so, the Company reserves the right to discontinue the Plan at any time, subject to the terms of ERISA. If the Plan is terminated, each participant’s account balance will be distributed as directed by the participant or to the named beneficiaries.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Administrative Expenses

Legal expenses are paid by the Company, and other administrative expenses are paid by the Plan.

Investment Valuation

The investments of the Plan in mutual funds are valued at fair value as determined by the trustee based upon quoted market prices. Common stock is valued based on closing stock prices on national stock exchanges. Frozen Fixed Income Fund value equals contract value or cost plus accrued interest, which approximates fair value.

Dividend income is accrued on the ex-dividend date.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

6

Smurfit-Stone Container Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Payment of Withdrawals

Withdrawals are recorded when paid.

3. Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31
	2004	2003
T. Rowe Price Personal Strategy Balanced Fund (1,227,327 and 1,232,454 shares of mutual fund)	$22,325,088	$20,360,152
T. Rowe Price Equity Income Fund (1,577,710 and 1,529,159 shares of mutual fund)	41,951,325	36,944,485
T. Rowe Price Blue Chip Growth Fund (1,432,347 and 1,448,774 shares of mutual fund)	44,288,187	41,217,639
T. Rowe Price Frozen Fixed Income Fund (0 and 17,049,854 shares of mutual fund)	—	17,049,855
T. Rowe Price Blended Stable Value Fund (40,778,402 and 21,989,272 shares of mutual fund)	40,778,402	21,989,273

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31
	2004	2003
Mutual funds	$12,646,349	$24,617,029
Common stock	(7,435)	1,402,027

	$12,638,914	$26,019,056

7

Smurfit-Stone Container Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

4. Fund With Guaranteed Investment Contracts

Until December 31, 2003, the Plan had investments in the T. Rowe Price Frozen Fixed Income Fund, which held guaranteed investment contracts for the exclusive benefit of plan participants. The fund was credited with earnings on the underlying investments and charged for plan withdrawals and administrative expenses. The investment in the guaranteed investment contract fund is included in the December 31, 2003, financial statements at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses), because the underlying contracts were fully benefit-responsive. Participants directed the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Company-initiated events may have resulted in a distribution at other than contract value. There were no reserves against contract value for credit risk of the contract issuer or otherwise.

The contracts in the Frozen Fixed Income Fund expired during 2003. The balance of $17,049,855 at December 31, 2003, in the fund represented proceeds from the expired contracts. The average yield and crediting interest rate was approximately 4.27% during 2003.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

6. Plan Tax Status

The Plan has received a determination letter from the IRS dated December 15, 2003, stating the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

8

Supplemental Schedule

Smurfit-Stone Container Corporation Hourly Savings Plan

EIN 36-2041256 Plan #043

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of Issuer	Description of Assets	Current Value
SSCC Common Stock Fund*	460,493 shares of common stock	$8,602,015
Morgan Stanley International Equity Fund	6,864 shares of mutual fund	144,070
T. Rowe Price Blended Stable Value Fund*	40,778,402 shares of mutual fund	40,778,402
T. Rowe Price International Stock Fund*	75,157 shares of mutual fund	971,784
T. Rowe Price New Horizons Fund*	210,702 shares of mutual fund	6,160,921
T. Rowe Price Personal Strategy Balanced Fund*	1,227,327 shares of mutual fund	22,325,088
T. Rowe Price Equity Income Fund*	1,577,710 shares of mutual fund	41,951,325
Fidelity Value Fund	47,357 shares of mutual fund	3,376,129
Fidelity Contra Fund	64,369 shares of mutual fund	3,652,322
Putnam New Opportunities Fund	199,439 shares of mutual fund	8,282,716
Equity Index Trust (S&P 500)	82,287 shares of mutual fund	2,811,758
T. Rowe Price Personal Strategy Income Fund*	55,650 shares of mutual fund	825,857
T. Rowe Price Personal Strategy Growth Fund*	66,737 shares of mutual fund	1,462,221
T. Rowe Price Summit Cash Reserves Fund*	4,249,560 shares of mutual fund	4,249,560
T. Rowe Price Spectrum Income Fund*	141,733 shares of mutual fund	1,713,554
T. Rowe Price Blue Chip Growth Fund*	1,432,347 shares of mutual fund	44,288,187
T. Rowe Price New Income Fund*	45,282 shares of mutual fund	412,524
T. Rowe Price Small Capitalization Value Fund*	51,577 shares of mutual fund	1,840,290

		$193,848,723

*	Parties-in-interest.

9

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Jefferson Smurfit Corporation Hourly Savings Plan

Years Ended December 31, 2004 and 2003

Jefferson Smurfit Corporation Hourly Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

The Administrative Committee

Smurfit-Stone Container Corporation

Retirement Plans

We have audited the accompanying statements of net assets available for benefits of Jefferson Smurfit Corporation Hourly Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

St. Louis, Missouri

May 27, 2005

1

Jefferson Smurfit Corporation Hourly Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Cash	$37,521	$27,881
Investments, at fair value	120,364,871	105,495,714
Employer contribution receivable	167,693	182,380
Employee contribution receivable	427,433	343,386

Net assets available for benefits	$120,997,518	$106,049,361

See accompanying notes.

2

Jefferson Smurfit Corporation Hourly Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2004	2003
Additions:
Interest and dividends	$2,183,809	$1,446,587

Contributions:
Employees	10,613,700	9,726,037
Employer	2,338,017	2,216,796

Total additions	15,135,526	13,389,420

Deductions:
Net transfers of participant accounts to other plans	(121,889)	(218,397)
Withdrawals by participants	(8,479,502)	(7,042,572)
Administrative expenses	(5,423)	(13,998)

Total deductions	(8,606,814)	(7,274,967)

Net realized and unrealized appreciation in fair values of investments	8,419,445	18,382,733

Net increase	14,948,157	24,497,186

Net assets available for benefits:
Beginning of year	106,049,361	81,552,175

End of year	$120,997,518	$106,049,361

See accompanying notes.

3

Jefferson Smurfit Corporation Hourly Savings Plan

Notes to Financial Statements

December 31, 2004

1. Description of Plan

The following description of Jefferson Smurfit Corporation Hourly Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. On November 1, 2004, the plan sponsor, Jefferson Smurfit Corporation (U.S.) was merged into Stone Container Corporation. The name of the surviving entity was changed to Smurfit-Stone Container Enterprises, Inc. (the Company) and became the plan sponsor. Also, because of the merger, the EIN changed from 36-2659288 to 36-2041256. The plan name and plan number remain unchanged. The Company is a wholly owned subsidiary of Smurfit-Stone Container Corporation (SSCC).

General

The Plan is a defined contribution plan established January 1, 1992, covering all eligible hourly employees at facilities identified with Jefferson Smurfit Corporation (U.S.) prior to the merger into the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute from 1% to 20% of eligible compensation as defined by the Plan. The Company and other affiliated participating employers within the controlled group contribute matching contributions of 0% to 50% of eligible compensation that a participant contributes to the Plan subject to maximum dollar amounts as provided by the Plan or applicable collective bargaining agreements. Under current plan provisions, employer contributions may be in the form of cash or initially invested in SSCC common stock. All employer contributions may be exchanged from SSCC common stock into investment options desired by the participant. All contributions are subject to applicable limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the matching contribution, and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4

Jefferson Smurfit Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Company matching contributions plus actual earnings thereon are vested in 20% increments after one year of service with 100% vesting after five years of service.

Forfeitures

Forfeitures of non-vested amounts are used to offset employer contributions. At December 31, 2004, the Company had approximately $24,584 in forfeitures which will be used to offset future employer contributions. During 2004, $18,736 of forfeitures were used to reduce employer contributions.

Distributions

The balance in a participant’s account is distributable upon termination of the participant’s employment for any reason, including death, retirement, permanent disability, resignation, or dismissal. The distribution will be made in the form of either a lump-sum payment or installment payments. Participant balances in the SSCC Company Stock Fund are distributable in shares of SSCC common stock or cash, at the participant’s election. All other distributions are in cash. Participants who have attained the age of 70 1/2 receive distributions in accordance with the Internal Revenue Service (IRS) minimum required distribution rules.

Investment Options

Upon enrollment in the Plan, the participant may direct contributions into various trusteed mutual funds or SSCC common stock. All participant contributions are participant-directed. The employer matching contributions and any specifically directed employee contributions are invested in the SSCC Common Stock Fund.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

5

Jefferson Smurfit Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are reported on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments in mutual funds are valued at fair value as determined by the trustee based on quoted market prices. Common stock is based on closing stock prices on national stock exchanges.

Dividend income is accrued on the ex-dividend date.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

Administrative Expenses

Legal expenses are paid by the Company, and other administrative expenses are paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Withdrawals

Withdrawals are recorded when paid.

6

Jefferson Smurfit Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

3. Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31
	2004	2003
SSCC Common Stock Fund (1,093,264 and 1,109,202 shares of common stock)	$20,422,185	$20,597,898
T. Rowe Price Blue Chip Growth Fund (355,875 and 324,985 shares of mutual fund)	11,003,684	9,245,845
T. Rowe Price Blended Stable Value Fund (16,268,557 and 14,673,922 shares of mutual fund)	16,268,557	14,673,922
T. Rowe Price New Horizons Fund (521,310 and 519,225 shares of mutual fund)	15,243,118	12,876,790
T. Rowe Price Personal Strategy Balanced Fund (524,345 and 501,976 shares of mutual fund)	9,537,844	8,292,658
T. Rowe Price Equity Income Fund (891,945 and 847,781 shares of mutual fund)	23,716,822	20,482,404

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Year Ended December 31
	2004	2003
Mutual funds	$8,331,886	$14,696,055
Common stock	87,559	3,686,678

	$8,419,445	$18,382,733

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

7

Jefferson Smurfit Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

5. Tax Status

The Plan has received a determination letter from the IRS dated May 15, 2003, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

8

Supplemental Schedule

Jefferson Smurfit Corporation Hourly Savings Plan

EIN 36-2041256 Plan #063

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of Issuer	Description of Investment	Current Value
SSCC Common Stock Fund*	1,093,264 shares of common stock	$20,422,185
Morgan Stanley International Equity Fund	6,180 shares of mutual fund	129,730
T. Rowe Price Equity Income Fund*	891,945 shares of mutual fund	23,716,822
T. Rowe Price Personal Strategy Balanced Fund*	524,345 shares of mutual fund	9,537,844
T. Rowe Price New Horizons Fund*	521,310 shares of mutual fund	15,243,118
T. Rowe Price International Stock Fund*	200,459 shares of mutual fund	2,591,940
Fidelity Contra Fund	55,482 shares of mutual fund	3,148,065
Fidelity Value Fund	32,243 shares of mutual fund	2,298,640
Putnam New Opportunities Fund	113,678 shares of mutual fund	4,721,074
T. Rowe Price Blended Stable Value Fund*	16,268,557 shares of mutual fund	16,268,557
Equity Index Trust (S&P 500)	120,305 shares of mutual fund	4,110,826
T. Rowe Price Personal Strategy Income Fund*	46,897 shares of mutual fund	695,963
T. Rowe Price Personal Strategy Growth Fund*	95,844 shares of mutual fund	2,099,950
T. Rowe Price Summit Cash Reserves Fund*	1,343,425 shares of mutual fund	1,343,425
T. Rowe Price Spectrum Income Fund*	152,417 shares of mutual fund	1,842,721
T. Rowe Price Blue Chip Growth Fund*	355,875 shares of mutual fund	11,003,684
T. Rowe Price New Income Fund*	26,028 shares of mutual fund	237,122
T. Rowe Price Small Capitalization Fund*	26,715 shares of mutual fund	953,205

		$120,364,871

*	Parties-in-interest.

9

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

St. Laurent Paperboard Hourly Savings Plan

Years Ended December 31, 2004 and 2003

St. Laurent Paperboard Hourly Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

The Administrative Committee

Smurfit-Stone Container Corporation

    Retirement Plans

We have audited the accompanying statements of net assets available for benefits of St. Laurent Paperboard Hourly Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                    /s/ Ernst & Young LLP

St. Louis, Missouri

May 27, 2005

1

St. Laurent Paperboard Hourly Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Cash and cash equivalents	$1,968	$—
Investments, at fair value	28,602,186	23,879,241
Employee contribution receivable	94,875	39,698
Employer contribution receivable	25,463	28,615

Net assets available for benefits	$28,724,492	$23,947,554

See accompanying notes.

2

St. Laurent Paperboard Hourly Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2004	2003
Additions
Interest and dividends	$640,850	$436,017
Net transfer of participant accounts from affiliated plans	96,563	6,645

Contributions:
Employees	2,551,782	2,384,958
Employer	424,958	366,911

Total additions	3,714,153	3,194,531

Deductions
Withdrawal by participants	(975,110)	(991,892)
Administrative expenses	(2,845)	(11,023)

Total deductions	(977,955)	(1,002,915)

Net realized and unrealized appreciation in fair value of investments	2,040,740	3,793,496

Net increase	4,776,938	5,985,112

Net assets available for benefits:
Beginning of year	23,947,554	17,962,442

End of year	$28,724,492	$23,947,554

See accompanying notes.

3

St. Laurent Paperboard Hourly Savings Plan

Notes to Financial Statements

December 31, 2004

1. Description of Plan

The following description of the St. Laurent Paperboard Hourly Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. St. Laurent Paperboard (U.S.), Inc. was the plan sponsor until July 31, 2003. Effective July 31, 2003, St. Laurent Paperboard (U.S.), Inc. merged into Stone Container Corporation. Stone Container Corporation assumed the role of plan sponsor effective July 31, 2003. On November 1, 2004, Stone Container Corporation’s name was changed to Smurfit-Stone Container Enterprises, Inc. (the Company) and continues to be the plan sponsor. The EIN, plan name, and plan number all remain unchanged. The Company is a wholly owned subsidiary of Smurfit-Stone Container Corporation (SSCC).

General

The Plan is a defined contribution plan covering all eligible hourly employees at facilities identified with St. Laurent Paperboard (U.S.), Inc. prior to the merger into the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute from 1% to 22% of eligible compensation, as defined by the Plan, depending on the amount permitted for the particular location. The Company makes a matching contribution in varying amounts depending on the location where the participant is employed. Certain locations have adopted an amendment which specifies the Company contributions be made in the form of cash invested in SSCC common stock. Effective July 1, 2002, all employer contributions may be exchanged into investment options desired by the participant. Participants may also make rollover contributions to the Plan from other qualified retirement plans. All contributions are subject to applicable limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s matching contribution and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4

St. Laurent Paperboard Hourly Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of service, vesting in 20% of the employer match each year.

Investment Options

Upon enrollment in the Plan, the participant may direct contributions into various trusteed mutual funds and SSCC common stock. All participant contributions are participant-directed. The employee matching contributions and any specifically directed employee contributions are invested in the SSCC Common Stock Fund.

Forfeitures

Forfeitures of non-vested employer contributions are used to reduce future employer contributions. At December 31, 2004, the Company has approximately $53,160 in forfeitures which will be used to offset future employer contributions. During 2004, $9,317 of forfeitures were used to reduce employer contributions.

Distributions

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Participant balances in the SSCC Company Stock Fund are distributable in shares of SSCC common stock or cash, at the participant’s election. All other distributions are in cash. Inactive participants who have attained the age of 70 1/2 receive distributions in accordance with the Internal Revenue Service (IRS) minimum required distribution rules.

Participant Loans

Participants at certain locations, depending on the terms of the collective bargaining agreement, may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range

5

St. Laurent Paperboard Hourly Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

from one year to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The investments of the Plan in mutual funds are valued at fair value as determined by the trustee based upon quoted market prices. Common stock is based on closing stock prices on national stock exchanges. Participant loans are valued at cost, which approximates market.

Dividend income is accrued on the ex-dividend date.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

Administrative Expenses

Legal expenses are paid by the Company, and other administrative expenses are paid by the Plan.

6

St. Laurent Paperboard Hourly Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Withdrawals

Withdrawals are recorded when paid.

3. Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31
	2004	2003
T. Rowe Price Blue Chip Growth Fund (104,828 and 96,431 shares of mutual fund)	$3,241,302	$2,743,464
T. Rowe Price Spectrum Income Fund (182,295 and 162,202 shares of mutual fund)	2,203,952	1,909,119
T. Rowe Price Equity Income Fund (205,082 and 197,539 shares of mutual fund)	5,453,144	4,772,556
T. Rowe Price Blended Stable Value Fund (3,719,497 and 3,444,454 shares of mutual fund)	3,719,497	3,444,454
T. Rowe Price New Horizons Fund (50,590 shares of mutual fund)	1,479,267	Less than 5%
Putnam New Opportunities Fund (87,668 and 86,538 shares of mutual fund)	3,640,868	3,264,207

7

St. Laurent Paperboard Hourly Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Year Ended December 31
	2004	2003
Mutual funds	$2,026,923	$3,605,900
Common stock	13,817	187,596

	$2,040,740	$3,793,496

4. Plan Tax Status

The Plan has received a determination letter from the IRS dated October 10, 2002, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act. In the event of plan termination, participants would become 100% vested in their accounts.

8

Supplemental Schedule

St. Laurent Paperboard Hourly Savings Plan

EIN 54-1850745

Plan No. 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of Issuer	Description of Assets	Current Value
SSCC Common Stock Fund*	68,480 shares of common stock	$1,279,211
Morgan Stanley International Equity Fund	1,720 shares of mutual fund	36,099
T. Rowe Price Blended Stable Value Fund*	3,719,497 shares of mutual fund	3,719,497
T. Rowe Price Blue Chip Growth Fund*	104,828 shares of mutual fund	3,241,302
T. Rowe Price International Stock Fund*	75,298 shares of mutual fund	973,600
T. Rowe Price New Horizons Fund*	50,590 shares of mutual fund	1,479,267
T. Rowe Price Personal Strategy Balanced Fund*	36,036 shares of mutual fund	655,507
T. Rowe Price Equity Income Fund*	205,082 shares of mutual fund	5,453,144
Fidelity Value Fund	18,206 shares of mutual fund	1,297,965
Fidelity Contra Fund	16,737 shares of mutual fund	949,644
Putnam New Opportunities Fund	87,668 shares of mutual fund	3,640,868
Equity Index Trust (S&P 500)	17,624 shares of mutual fund	602,225
T. Rowe Price Personal Strategy Income Fund*	21,084 shares of mutual fund	312,885
T. Rowe Price Personal Strategy Growth Fund*	49,596 shares of mutual fund	1,086,664
T. Rowe Price Summit Cash Reserves Fund*	1,095,707 shares of mutual fund	1,095,707
T. Rowe Price Spectrum Income Fund*	182,295 shares of mutual fund	2,203,952
T. Rowe Price New Income Fund*	13,515 shares of mutual fund	123,125
T. Rowe Price Small Capitalization Value Fund*	9,394 shares of mutual fund	335,186
Participant loans*	Loans to participants, bearing interest at 4.00% to 9.75%, maturities through 2009	116,338

		$28,602,186

*	Party-in-interest.

9

SIGNATURES

The Plans.   Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Smurfit-Stone Container Corporation Savings Plan

Jefferson Smurfit Corporation Hourly Savings Plan

Smurfit-Stone Container Corporation Hourly Savings Plan

St Laurent Paperboard Hourly Savings Plan

Date	June 22, 2005	/S/ PAUL K. KAUFMANN
Signature PAUL K. KAUFMANN Member, Administrative Committee of the Smurfit-Stone Container Corporation Retirement Plans